[Kilroy Realty Corporation Letterhead]

September 28, 2010

VIA EDGAR AND FEDEX

Jennifer Gowetski, Esq.

Senior Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kilroy Realty, L.P. Kilroy Realty Corporation Form S-4 Filed August 31, 2010
File No. 333-169117

Dear Ms. Gowetski:

Pursuant to the Staff’s letter dated September 27, 2010 to Kilroy Realty, L.P. (the “Operating Partnership”) with respect to the Form S-4 filed by the Operating Partnership and Kilroy Realty Corporation (the “Company”), and in follow up to the letter from Latham & Watkins LLP dated September 28, 2010, the Operating Partnership and Company acknowledge that:

•	The Operating Partnership and Company are responsible for the adequacy and the accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Operating Partnership and Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to receiving the Staff’s further correspondence and comment with respect to this letter and the related filings at the Staff’s earliest convenience.

Respectfully submitted,

/s/ Heidi R. Roth
Heidi R. Roth
Senior Vice President and Controller
Kilroy Realty, L.P.
Kilroy Realty Corporation

cc:	J. Scott Hodgkins, Esq.